

EVRMORE CO.
FINANCIAL STATEMENTS

For the fiscal year ended December 2019 to October 2020 (unaudited)

evrmore Balance Sheets

		2019-2020 (since inception)	
CURRENT ASSETS		2020	2019
Cash and Cash Equivalents	$	14,929.00	4,000.00
Prepaid Expenses		-	-
Accounts Receivable		-	-
TOTAL CURRENT ASSETS		14,929.00	4,000.00
TOTAL ASSETS		14,929.00	4,000.00
CURRENT LIABILITIES			
Accounts Payable		3,000.00	4,000.00
TOTAL LIABILITIES		3,000.00	4,000.00
SHAREHOLDERS' EQUITY			
Capital Stock			
108,421.0 shares authorized			
100,000 shares issued and outstanding			-
@ $.01 per value		1,000.00	-
Additional Paid in Capital		10,929.00	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		14,929	4,000

evrmore Statement of Operations

		2019-2020 (since inception)	
Operating Income		2020	2019
Partnership Revenue	$	-	-
E-Commerce Revenue		-	-
Cost of Goods Sold		-	-
Gross Profit		0.00	0.00
Operating Expenses			
Advertising & Marketing		$1,500.00	$1,000.00
Bank Charges & Fees		60.00	-
Legal & Professional Services		4,000.00	-
Meals & Entertainment		1,539.00	-
Office Supplies & Software		1,875.00	-
PayPal / Intermediary Fees		-	-
Rent & Lease		16,000.00	-
Salaries & Wages		-	$3,000.00
Contract Labor		27,217.00	-
Travel		-	-
Utilities		2,880.00	-
Net Income		-$55,071.00	-$4,000.00

evrmore Consolidated Statement of Equity

EVMORE CO. - Delware Corporation							
	Common (CS)		Preferred Stock (PS)				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, NOVEMBER 06, 2019 (INCEPTION)	$ -		$ -		$ -	4,000.0	$4,000.00
Contributions	-	-	-	-	-	-	-
Other Comprehensive Gain/Loss	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(4,000.00)	(4,000.00)
ENDING BALANCE, DECEMBER 31, 2019	-	-	-	-	-	0.00	$0.00

evrmore Consolidated Statement of Equity

EVMORE CO. - Delware Corporation

	Common (CS)		Preferred Stock (PS)		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 01, 2020	$ -		$ -	$ -		-	-
Contributions	100,000	1,000	-	-	-	-	$1,000.00
Other Comprehensive Gain/Loss	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(55,071.00)	(55,071.00)
ENDING BALANCE, OCTOBER 31, 2020	100,000	$1,000	-	-	-	(55,071.00)	$ (54,071.00)

evrmore Statement of Cash Flows

	2019-2020 (since inception)	
Cash Flows From Operating Activities	2020	2019
Net Income (Loss) For the Period	(55,071.00)	-
Change in Prepaid Expenses	-	-
Change in Payables	-	(4,000.00)
Net Cash Flows From Operating Activities	(55,071.00)	(4,000.00)
Cash Flows From Financing Activities		
Business and Personal Grants	15,000.00	-
Owner's Capital	55,000.00	-
Net Cash Flows From Financing Activities	70,000.00	-
Cash at Beginning of Period	0.00	4,000.00
Net Increase (Decrease) in Cash	14,929.00	(4,000.00)
Cash At End of Period	14,929.00	0.00

NOTES

A.   ORGANIZATION AND PURPOSE
EVRMORE CO. (the "Company"), is a corporation organized under the laws of the State of Delaware.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. Basis of Accounting - The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

2. Fiscal Year - The Company operates on a 52-week fiscal year ending on October 31

3. Cash Equivalents - Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019, the Company's cash positions include its operating bank account.

4. Legal Fees - Legal fees consist of legal services provided for the creation of the Company and equity financing.

5. Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C.   SUBSEQUENT EVENT
The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.